EXHIBIT 99.4

EFFECTIVE DATE:  MAY 7, 2003

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                     :

As you know, on May 7, 2003 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired SignalWorks, Inc. (“SignalWorks”) (the “Acquisition”). In the Acquisition, each share of SignalWorks common stock was exchanged for 0.05625 (the “Exchange Ratio”) of a share of Cisco common stock (“Cisco Stock”). On the Closing Date you held one or more outstanding options to purchase shares of SignalWorks common stock granted to you under the SignalWorks, Inc. 2001 Stock Plan (the “Plan”). In accordance with the Acquisition, on the Closing Date Cisco assumed all obligations of SignalWorks under these outstanding options. This Agreement evidences the assumption of an option to purchase SignalWorks common stock granted to you under the Plan on                              (the “SignalWorks Option”), and documented by a stock option agreement entered into by and between you and SignalWorks and dated                              (the “Option Agreement”), including the necessary adjustments to the SignalWorks Option required by the Acquisition.

Your SignalWorks Option immediately before and after the Acquisition is as follows:

SIGNALWORKS STOCK OPTION		CISCO ASSUMED OPTION

# Shares of SignalWorks Common Stock	SignalWorks Exercise Price Per Share	# of Shares of Cisco Common Stock	Cisco Exercise Price Per Share

	$		$

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each of the assumed SignalWorks Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” means Cisco, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Cisco Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) to the “Committee” means the Compensation Committee of the Cisco Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of SignalWorks will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary. To the extent the Option Agreement allows you to deliver shares of SignalWorks common stock as payment for the exercise price, shares of Cisco common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as SignalWorks common stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and expiration date of the assumed SignalWorks Option remain the same as set forth in the Option Agreement, but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed SignalWorks Option remain the same as set forth in the Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco Stock. However, to the extent an item is not explicitly provided for in your option documents, Cisco policies will apply. For example, vesting of options will be suspended during all leaves of absence in accordance with Cisco policy, unless your option documents explicitly provide otherwise. Upon your termination of employment with Cisco you will have the limited time period specified in the Option Agreement to exercise the assumed SignalWorks Option to the extent vested and outstanding at the time, generally a three month period, after which time the assumed SignalWorks Option will expire and NOT be exercisable for Cisco Stock.

To exercise the assumed SignalWorks Option, you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement interferes in any way with your rights and Cisco’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of the assumed SignalWorks Option, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or the assumed SignalWorks Option, please contact Colleen Ledesma at (408) 527-8321.

CISCO SYSTEMS, INC.

By:

Larry R. Carter Corporate Secretary

EFFECTIVE DATE:  MAY 7, 2003

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to his or her SignalWorks Option hereby assumed by Cisco are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.

DATED:	, 2003

[Name], OPTIONEE